SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 12, 2017
	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 12, 2017) – Shaw Communications Inc. (“Shaw”) announced that, at its annual general meeting held earlier today, the resolutions proposed in Shaw’s proxy circular were carried.

The detailed results from the annual general meeting are as follows.

1.	Election of each of the following fifteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	19,951,538	>99.99	200	–
Adrian I. Burns	19,951,738	100.00	–	–
Richard R. Green	19,951,538	>99.99	200	–
Lynda Haverstock	19,948,453	99.98	3,285	0.02
Gregg Keating	19,948,453	99.98	3,285	0.02
Michael W. O’Brien	19,951,538	>99.99	200	–
Paul K. Pew	19,951,738	100.00	–	–
Jeffrey C. Royer	19,951,738	100.00	–	–
Bradley S. Shaw	19,951,738	100.00	–	–
Jim Shaw	19,951,738	100.00	–	–
JR Shaw	19,951,538	>99.99	200	–
JC Sparkman	19,948,253	99.98	3,485	0.02
Carl E. Vogel	19,951,588	>99.99	150	–
Sheila C. Weatherill	19,951,538	>99.99	200	–
Willard H. Yuill	19,948,253	99.98	3,485	0.02

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):

Votes For		Votes Withheld
#	%	#	%
19,901,118	100.00	–	–

About Shaw Communications Inc.

Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca